Exhibit 99.1

VEDL/Sec./SE/16-17/137

March 30, 2017

BSE Limited	National Stock Exchange of India Limited
Phiroze Jeejeebhoy Towers	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 001	Mumbai – 400 051
Scrip Code: 500295	Scrip Code: VEDL

Dear Sir(s),

Sub: Interim Dividend

The meeting of the Board of Directors of the Company dated March 30, 2017 commenced at 10:35 a.m. and concluded at 11:30 a.m.

Enclosed herewith please find the press release in relation to the Second Interim Dividend as approved by the Board of Directors.

We request you to kindly take the above information on record.

Thanking you,

Yours faithfully,

For Vedanta Limited

Bhumika Sood

Company Secretary & Compliance Officer

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. T +91 022 66434500 I Fax +91 022 66434530

CIN: L13209MH1965PLC291394

PRESS RELEASE

For Immediate Release	March 30, 2017

Vedanta declares Record Interim Dividend of Rs. 6580 Crore

The Board of Directors of the Company have approved the second Interim Dividend of Rs.17.70 per equity share i.e. 1770 % on face value of Re.1/- per share for the Financial Year 2016-17. The record date for the purpose of payment of dividend is Wednesday, April 12, 2017.

Further, the Board has also approved dividend of Rs.17.70 per equity share to shareholders of Cairn India Limited, who will become shareholders of the Company pursuant to the Scheme of Arrangement between Vedanta Limited and Cairn India Limited (“Scheme”). The dividend would be paid to the Cairn India Limited shareholders as on a Record date to be fixed after the Scheme becomes effective.

The total amount of Dividend Payout including that to Cairn shareholders is Rs. 6,580 Crore.

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. T +91 022 66434500 I Fax +91 022 66434530

CIN: L13209MH1965PLC291394